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FOR RIVERSOURCE MANAGERS SERIES, INC.:


EXHIBIT 77D

For RiverSource Aggressive Growth Fund, RiverSource Fundamental Growth Fund, RiverSource Fundamental Value Fund, RiverSource Select Value Fund, RiverSource Small Cap Equity Fund, RiverSource Small Cap Value Fund and RiverSource Value Fund:

At a Board meeting held on September 13-14, 2006, the non-fundamental investment policy that limits investments in securities of investment companies was eliminated.